Exhibit 99.1

Currenc Group Announces Extension of Exclusivity Period for Proposed Reverse Merger with Animoca Brands Corporation Limited

Parties Extend Exclusivity Through June 30, 2026, Reaffirming Commitment to Proposed Transaction

SINGAPORE, May 6, 2026 (GLOBE NEWSWIRE) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (“AI”) solutions, today announced that it has entered into an Amendment Deed with Animoca Brands Corporation Limited (ACN: 122 921 813) (“Animoca Brands”) and the Company’s Chairman and Chief Executive Officer, Alexander King Ong Kong, extending the exclusivity period under the previously disclosed term sheet for their proposed reverse merger (the “Proposed Transaction”) from three months from the original execution date to June 30, 2026.

Transaction Background

On November 2, 2025, Currenc and Animoca Brands entered into a non-binding term sheet pursuant to which Currenc would acquire the entire equity interest of Animoca Brands by way of an Australian scheme of arrangement. Under the terms of the Proposed Transaction, shareholders of Animoca Brands would collectively own approximately 95% of the outstanding shares of the merged entity, with existing Currenc shareholders retaining the remaining 5%. The resulting entity is expected to operate under the Animoca Brands name. Closing is targeted for the third quarter of 2026, with a long stop date of December 31, 2026, which may be extended by an extra 6 months upon mutual agreement.

Exclusivity Extension

The Amendment Deed extends the exclusivity period, during which no party may solicit, initiate, encourage or respond to any proposals for competing transactions, from the original three-month term to June 30, 2026. The extension reflects the continued progress of the parties toward completing the Proposed Transaction, including advancement of due diligence and preparatory work toward definitive documentation. All other terms and conditions of the November 2, 2025 term sheet remain unchanged and in full force and effect.

Management Commentary

“Extending exclusivity through June 30 reflects the meaningful progress both teams have made since we announced this transaction in November,” said Alexander King Ong Kong, Chairman and CEO of Currenc. “We remain fully committed to completing this merger and creating what we believe will be one of the world’s leading publicly listed, diversified digital asset conglomerates on Nasdaq. We look forward to advancing toward definitive agreements and, ultimately, closing.”

Yat Siu, co-founder and Executive Chairman of Animoca Brands, said: “The extension of the exclusivity period expands the window to complete the detailed work required to advance this proposed transaction. We believe a Nasdaq listing would provide a powerful platform to broaden our global institutional reach and reinforce our position within the digital asset economy. The proposed merger with Currenc remains a key strategic step in the long-term development of Animoca Brands.”

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through AI. The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

About Animoca Brands

Animoca Brands Corporation Limited (ACN: 122 921 813) is a global digital assets leader building blockchain and tokenized assets to advance the future of Web3 innovation. It has received broad industry and market recognition including Fortune Crypto 40, Top 50 Blockchain Game Companies 2025, Financial Times’ High Growth Companies Asia-Pacific, and Deloitte Tech Fast. Animoca Brands is recognized for building digital asset platforms such as the Moca Network, Open Campus, and The Sandbox, as well as institutional grade assets; providing digital asset services to help Web3 companies launch and grow; and investing in frontier Web3 technology, with a portfolio of over 600 companies and altcoin assets. For more information visit www.animocabrands.com or follow on X, YouTube, Instagram, LinkedIn, Facebook, and TikTok.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Any pre-closing financings or the Proposed Merger are subject to conditions and may not occur, and any such financings are not expected to affect the relative ownership percentages described above. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

Source: Currenc Group Inc.